Mail Stop 4561

April 22, 2008

Stan Vashovsky
Chairman and Chief Executive Officer
Health Systems Solutions, Inc.
405 N. Reo Street, Suite 300
Tampa, FL 33609

> **Re: Health Systems Solutions, Inc.**
> **Form 10-K**
> **Filed March 31, 2008**
> **File No: 000-27197**

Dear Mr. Vashovsky:

     We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to only your financial statements and related
disclosures and do not intend to expand our review to other portions of your document.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

     Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2007

1.   We note that you have checked the well-known seasoned issuer box. Please
       confirm that you will check the appropriate box in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, pages 27 and 28

Stan Vashovsky
Health Systems Solutions, Inc.
April 22, 2008
Page 2

2. We note that the funding of your operations in the next twelve months is dependent upon funding by SIBL which is subject to a number of conditions. As there is no assurance that you will be able to meet such conditions, tell us what the impact of failure to meet these conditions would be and what consideration you have given to disclosing such impact.

<u>Significant Accounting Policies</u>

3. Your critical accounting policies appear to simply repeat the information contained in Note 2 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Disclosure in this section should be limited to only those policies that underlie the most significant and subjective estimates, the sensitivity of those estimates to deviation of actual results from your assumptions, and circumstances that have resulted in revised assumptions in the past.

<u>Revenue Recognition and Deferred Revenue, pages 30 and 31</u>

4. We note that for software license agreements that require significant customization or modification of the software, you recognize revenue as the customization services are performed. Tell us how your policy complies with paragraph 74 of SOP 97-2. That is, describe your accounting for these arrangements in conformity with SOP 81-1.

5. We note that when multiple products are sold within a discounted arrangement, a proportionate amount of the discount is applied to each product based on each product's fair value or relative list price." Tell us how your policy complies with paragraph 11 of SOP 97-2 and paragraph 6a of SOP 98-9. That is, explain your use of "relative list price" and how this policy is applied when the residual method is in use.

<u>Management's Report on Internal Controls Over Financial Reporting, page 37</u>

6. We note that you appear to be concluding pursuant to Item 308(a)(3) of Regulation S-K regarding your assessment of the effectiveness of your internal controls over financial reporting. Tell us what consideration was given to providing the disclosures set forth in Item 308(a)(1) and (2).

<u>Consolidated Statements of Operations, page F-3</u>

7. We note the classification of the capitalized software impairment within operating expenses. As these amounts appear to have been software to be sold or otherwise marketed to customers (SFAS 86 software) and because SFAS 86 costs are

considered costs of revenue, tell us why you have not classified their impairment in cost of revenue.

8. We note that you impaired the entire balance of capitalized software in 2007. Your disclosure on page 30 states that you "determined the future sales of our solutions net of the cost of those sales would not be sufficient to recover any amount of the unamortized costs." Tell us whether, and when, you ceased all sales of this software or explain in greater detail why you believe that these products have no value at December 31, 2007.

Note 8 – Equity Transactions, pages F-15 and F-16

9. Please identify all of the variables used to compute the value of the warrants issued with the Series C preferred stock valued at $384,618.

Note 14 – Loans Payable, pages F-19 and F-20

10. With regard to the Xpanxion settlement, explain why you applied the balance of the forgiven note and unpaid invoices as a reduction in the carrying amount of capitalized software costs. Identify the basis in GAAP for your accounting.

Note 16 – Segment Information, page F-20

11. Tell us how your segment disclosures meet the requirements of paragraphs 27 and 28 of SFAS 131.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Stan Vashovsky
Health Systems Solutions, Inc.
April 22, 2008
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief